

March 8, 2021

David Gladstone
Chief Executive Officer, President and Chief Investment Officer
Gladstone Acquisition Corp
1521 Westbranch Drive
Suite 100
McLean, VA 22102

Re: Gladstone Acquisition Corp
Registration Statement on Form S-1
Filed February 9, 2021
File No. 333-252916

Dear Mr. Gladstone:

We have reviewed your registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1 filed February 9, 2021

Competitive Advantages
Manner of Conducting Redemptions, page 104

1.   Noting the disclosure that "each public stockholder may elect to redeem its public shares irrespective of whether they vote for or against the proposed transaction," please revise to address abstentions. If public stockholders much vote for or against a proposed business combination in order to be able to redeem their shares, please revise your Summary section, along with other applicable sections in the prospectus to prominently disclose this.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

David Gladstone
Gladstone Acquisition Corp
March 8, 2021
Page 2

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Ben Phippen at (202) 551-3697 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Sandra Hunter Berkheimer at (202) 551-3758 with any other questions.

            Sincerely,

            Division of Corporation Finance
            Office of Finance